EXHIBIT 12.1 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31

	Nine Months Ended September 30 2002	2001	2000	1999	1998	1997

	(in millions, except ratios)

Earnings

Income (Loss) Before Income Tax, Extraordinary Loss, and Cumulative Effect of Accounting Principle Change	$418.5	$825.1	$865.6	$(165.5)	$920.2	$916.7
Fixed Charges	133.3	189.0	197.1	155.2	138.3	101.1

Adjusted Earnings	$551.8	$1,014.1	$1,062.7	$(10.3)	$1,058.5	$1,017.8

Fixed Charges

Interest and Debt Expense	$120.0	$169.6	$181.8	$137.8	$119.9	$84.9
Amortization of Deferred Debt Costs	2.4	7.1	2.4	2.4	3.3	0.7
Portion of Rents Deemed Representative of Interest (a)	10.9	12.3	12.9	15.0	15.1	15.5

Total Fixed Charges	$133.3	$189.0	$197.1	$155.2	$138.3	$101.1

Ratio of Earnings to Fixed Charges	4.1	5.4	5.4	(0.1)	7.7	10.1

(a)	Generally deemed to be one-third of rental expense